BLUE SPHERE CORPORATION S-1

Exhibit 21.1

LIST OF SUBSIDIARIES

Blue Sphere Corporation has the following direct and indirect subsidiaries:

Subsidiary Name	Jurisdiction of Formation	Percentage of Ownership

Eastern Sphere, Ltd.	Israel	100%

Bluesphere Pavia	Italy	100%

Johnstonsphere LLC	Delaware	100%

Binosphere Inc.	Delaware	100%

Sustainable Energy Ltd.	Israel	100%

Orbit Energy Charlotte, LLC*	North Carolina	25%

Orbit Energy Rhode Island, LLC*	Rhode Island	22.75%

*Blue Sphere Corporation’s interests in these entities is based on its interests in Concord Energy Partners, LLC, a Delaware limited liability company, and Rhode Island Energy Partners, LLC, a Delaware limited liability company, which are the owners of Orbit Energy Charlotte, LLC and Orbit Energy Rhode Island, LLC, respectively.